UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 26, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 14, 2018

1.                                     Date, time and place: Held on November 14, 2018, at 10:30 am, by conference call, centralized at Rua Fidêncio Ramos, 302, 3rd floor, Tower B, Edifício Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                     Call Notice: Call notice was dismissed considering the attendance of the effective members of the Board of Directors of Fibria Celulose S.A. (“Company”) or their respective alternates.

3.                                     Attendance: The effective members of the Board of Directors of the Company: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Cesar Augusto Chaves Mendonça, João Carvalho de Miranda (Vice- Chairman of the Board of Directors), João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, and Raul Calfat. The absence of Mr. Ernesto Lozardo was duly justified and he was replaced, pursuant to the terms of item 4 of the Internal Rules of the Board of Directors, by its alternate, Mr. Leonardo Mandelblatt de Lima Figueiredo.

4.                                     Meeting Board: Mr. José Luciano Duarte Penido — Chairman; Ms. Claudia Elisete Rockenbach Leal — Secretary.

5.                                     Agenda: The members of the Company’s Board of Directors met to decide on the review of the Company’s investments plan for 2018.

6.                                     Resolutions:

The members of the Board Messrs. Cesar Augusto Chaves Mendonça and Leonardo Mandelblatt de Lima Figueiredo, in strict compliance to the Company’s policies on related parties and conflicts of interest, declared that they could not deliberate on the matter included on the Agenda, due to the identification of the counterparty of one of the transactions, as per the characteristics of the opportunities of change to the Company’s land basis that support the review of the investments plan. Thus, such members of the Board left the meeting.

After discussion and analysis of the matter included on the Agenda, the other Board members decided to approve, by totality of votes and without restrictions or reservations:

6.1                              The increase of the amount of the Company’s investment plan for 2018, from R$ 4,080,000,000.00 (four billion and eighty million Brazilian reais) to R$ 4,330,000,000.00 (four billion, three hundred and thirty million Brazilian reais), mainly due to opportunities of change to the Company’s land basis aiming risks reduction and capture of gains to its current operations or options for the growth of its business.

7.                                     Closure: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Meeting Board: Mr. José Luciano Duarte Penido (Chairman) and Ms. Claudia Elisete Rockenbach Leal (Secretary). Attendance: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors), João Carvalho de Miranda (Vice- Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, and Raul Calfat.

São Paulo, November 14, 2018.

We certify that the present minutes are a true copy of the original minutes filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido Chairman	Claudia Elisete Rockenbach Leal Secretaty

(Execution page of the Minutes of the Extraordinary Meeting of the Board of Directors of Fibria Celulose S.A., held on November 14, 2018)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO